UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)

Under The Securities Exchange Act of 1934

ANDES 8 Inc.

(Name of Issuer)

Common Stock, $0.0001 Par Value Per Share

(Title of Class of Securities)

Applied For

(CUSIP Number)

Richard Chiang

460 Brannan Street, Suite 78064
San Francisco, CA 94107

Telephone: (415) 713 6957

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 8, 2016

(Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

SCHEDULE 13D

(1)	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Richard Chiang

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐.

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0 shares common
(8) SHARED VOTING POWER
None
(9) SOLE DISPOSITIVE POWER
0 shares common
(10) SHARED DISPOSITIVE POWER
None

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES o
Not applicable.
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0

(14)	TYPE OF REPORTING PERSON

Individual

ITEM 1. SECURITY AND ISSUER.

The security upon which this report is based is the common stock, par value $0.0001 per share, of ANDES 8 Inc., a Delaware corporation.

ITEM 2. IDENTITY AND BACKGROUND.

(a) Name of Person Filing: Richard Chiang

(b) Address of Principal Business or, if none, Residence: 460 Brannan Street, Suite 78064, San Francisco, CA 94107

(c) Business consultant and private investor

(d) None.

(e) None.

(f) Citizenship: USA

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person, Richard Chiang, consented to redemption of 10,000,000 of shares of common stock. of the then 10,000,000 shares of outstanding stock at a redemption price of $0.0001 per share for an aggregate redemption price of $1,000.

ITEM 4. PURPOSE OF TRANSACTION.

As a result of the 10,000,000 redemption of shares from Mr. Chiang, the following changes to the Issuer's directors and officers has occurred on September 12, 2016: 1) Dongzhi Zhang was appointed as the Company's Director, effective as of September 12, 2016, and 2) Richard Chiang resigned as the Issuer's President, Secretary and Treasurer, effective September 12, 2016.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Richard Chiang beneficially owns no shares of the Issuer's Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The reporting person is a party to a consulting agreement with the issuer dated September 8, 2016.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Consulting Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature:

Date: September 19, 2016

/s/ Richard Chiang

Richard Chiang

EXHIBIT - CONSULTING AGREEMENT

⋙Tech Associates

AGREEMENT setting forth the terms and conditions upon which Tech Associates Inc. and Richard Chiang (collectively, "Tech Associates") are engaged by Dongzhi Zhang, together with any successors (collectively "ZHANG") to effect transactions ("the Transactions") that shall result in control of and 100% ownership of Andes 8, Inc., a Delaware corporation ("the Reporting Company") by ZHANG or to otherwise utilize the Reporting Company as ZHANG may direct, and for related matters.

I. SERVICES PROVIDED.

Immediately upon its engagement, but in any event not later than two (2) business days thereafter, Tech Associates and its affiliates will:

A. Discuss with ZHANG the structure of the Transactions and actions to be taken by ZHANG in preparation for the completion of the Transactions;

B. Transfer control of the Reporting Company to ZHANG by causing all current officers and directors of the Reporting Company to resign and, further, by appointing the nominees of ZHANG to the board of the Reporting Company;

C. Cause the Reporting Company to redeem 100% of its issued and outstanding capital stock at par value and issue shares to ZHANG or his nominees in such amount and for such consideration as is directed by ZHANG;

D. Satisfy or otherwise release or discharge all debts, contracts, or other obligations of the Reporting Company so that upon transfer of control thereof to ZHANG the Reporting Company has no assets, minimal to no liabilities, no contracts, obligations, no liens, or other encumbrances whatsoever.

E. Assist in establishing and maintaining relationships with accountants, bookkeepers, auditors, attorneys, market makers, broker-dealers, and others that may be interested in working with the Reporting Company, including but not limited to the transfer of all existing files, accounts, relationships, documents, books and records of the Reporting Company to ZHANG.

F. The Consultant is acting only as a Consultant, and is not a licensed securities broker or dealer, or a licensed attorney and shall have no authority to perform any act which would require the Consultant to become licensed as a securities broker or dealer under applicable state or federal law, nor will the Consultant receive any compensation from the performance of any financings from investors, or broker-dealers;

G. The Consultant has not engaged, and shall not engage in any actions requiring registration as a securities broker or dealer under any applicable federal, state or foreign laws;

⋙Tech Associates

H. The Consultant is not a licensed attorney and the Company has been made aware of this fact. Materials produced by the Consultant is subject to review by the Company's legal counsel at anytime.

II. BUSINESS COMBINATION.

A. Tech Associates will provide, at its expense, the Reporting Company, which will have audited financial statements showing no material assets or liabilities, which will have registered its common stock under §12(g) of the Securities Exchange Act of 1934 ("the 1934 Act"), and which will be current in its reporting requirements under §13 of the 1934 Act.

B. The Reporting Company will have authorized capital of 100,000,000 shares of common stock, $.0001 par value per share, and 5,000,000 shares of preferred stock, $.0001 par value per share, of which 10,000,000 common shares have been issued (which shares are to be redeemed pursuant to I.B., above), and with no preferred shares issued, and no convertible instruments issued.

C. Upon the change in control of the Reporting Company there will be issued to ZHANG, the amount of common stock and other securities of the Reporting Company as shall be designated by ZHANG. The officers and directors selected by ZHANG to become the officers and directors of the Reporting Company.

III. PAYMENTS.

A. In full satisfaction for the services of Tech Associates and its affiliates in regard to the Transactions described in section 1 of this agreement, ZHANG will pay to Tech Associates the amount of $50,000.

B. ZHANG agrees to pay $50,000 to secure the services of Tech Associates contemporaneously upon the full performance by Tech Associates of its obligations under this agreement in immediately available good funds via wire transfer. All payments will be deemed earned when paid or due to Tech Associates and are non-refundable.

IV. EXPENSES.

A. Tech Associates will bear its expenses incurred in regard to the Transactions, including, without limitation, travel, telephone, duplication costs, and postage.

B. ZHANG will bear any third-party expenses (other than those of Tech Associates) including, without limitation, federal, state and stock exchange filing fees, underwriting and dtc, market making sponsorship costs, broker/dealer fees, corporate financial relations, accounting/bookkeeping fees, Edgar/XBRL filing fees (including the filings related to the Form 8-K "change of control"), legal fees, transfer agent fees and other expenses of the Reporting Company.

Tech Associates

V. UNDERSTANDINGS
OF ZHANG CONCERNING REPORTING COMPANY OBLIGATIONS.

A. ZHANG agrees that he will take all steps necessary to complete the Transactions to include, without limitation, causing audited financial statements to be prepared in proper form for the Reporting Company; obtaining consents of the Board of Directors and the shareholders of the Reporting Company, as required; causing all necessary documents to be properly and timely prepared, executed, approved or ratified, as appropriate; making timely and fully all required payments related to the registration and listing of the Reporting Company's securities for public trading, including filing fees; and timely taking all other actions reasonably required of him to complete the Transactions.

VII. PERFORMANCE OF SERVICES BY OTHERS.

All compensation, costs and expenses of outside parties, if engaged by the Reporting Company, will be borne by it.

VIII. ACTIONS AND UNDERSTANDINGS FOLLOWING
THE BUSINESS COMBINATION.

A. ZHANG understands that in order to achieve the greatest market interest in the securities of the Reporting Company, its officers and its directors, all or some, will be required to continuously interact with the financial community. This interaction will include, without limitation, timely filing of reports under the Securities Exchange Act of 1934, including audited financial statements; annual reports to shareholders and shareholder meetings; issuing periodic press releases; and meetings and discussions with existing and prospective brokers, market makers, investment bankers and institutions.

B. ZHANG understands that the completion of the Transactions will not, in itself, result in capital investment in the Reporting Company. The public status of the Reporting Company and its introduction to market makers and others in the financial community may not result in investment interest. Interest may depend upon the success of the Reporting Company, market conditions and other factors over which neither Tech Associates nor its affiliates have any control.

C. ZHANG understands that the ultimate judgment of the financial community of the investment merits of the Reporting Company will depend upon the Reporting Company's ability to successfully carry out its business plans and operations, to operate at a profit and similar business considerations.

Tech Associates

D. ZHANG understands that initial trading in the Reporting Company's securities may be very limited, and that to increase the amount, depth and market price of its securities will require both time and effort by the Reporting Company to develop relations with market makers and to create strong and stable trading of the Reporting Company's securities. There can be no assurances made as to when active trading in the Reporting Company's securities will develop at all.

IX. COMPLIANCE WITH SECURITIES LAW.

Under the securities laws:

A. The Reporting Company and its affiliates will need to furnish all information and documents concerning it and its affiliates required for the preparation and filing of the Registration Statement by the Reporting Company which information must be complete and accurate and not contain any material misstatement or omit any material information.

B. The Reporting Company must at all times observe and comply with Federal and state securities laws, rules and regulations incident to the issuance and trading of its securities and must take all steps reasonably required within its control to prohibit any persons, whether or not affiliated with the Reporting Company, from engaging in any transactions in contravention of such laws, rules and regulations.

C. ZHANG and the Reporting Company and their affiliates must not at any time knowingly engage in any activity which would constitute a prohibited market manipulation of the securities of the Reporting Company and will need to take all steps reasonably required within their control to prohibit any officer, director, other affiliate, agent or employee from engaging in such conduct.

D. The Reporting Company should not issue any securities to any person for the promotion or maintenance of a trading market in the Reporting Company's securities without first receiving an opinion of qualified counsel that such issuance will be in accord with securities laws, rules and regulations and should not, directly or indirectly, receive from such persons any capital by loan, investment or otherwise resulting from the sale or pledge of such securities.

X. NOTICES.

Any notices required or permitted under this agreement shall be deemed to have been given when delivered in writing by hand, certified mail (return receipt requested) or commercial courier, such as FedEx, to the following addresses or to such other addresses as may have been given to each party in the manner provided for in this paragraph.

Tech Associates

In care of Dongzhi Zhang and assigns to:

Dongzhi Zhang
c/o Bryan R. Clark PC
5915 Edmond St. #125
Las Vegas, NV 89118

In care of Tech Associates to:

Tech Associates Inc.
75 Broadway Street, Suite 202
San Francisco, CA 94111

XI. DISPUTES.

A. Any disputes between the parties arising from this agreement (except for requests for equitable or injunctive relief), whether directly or indirectly, and based upon any cause or causes of action, shall be decided by the American Arbitration Association within the City and County of San Francisco, California or such other place where Tech Associates may then have its headquarters provided only that such place shall be within the United States. Each party shall pay its own costs of arbitration, including its attorneys' fees. Any award or decision by the American Arbitration Association shall be final, binding and non-appealable. The provisions of this paragraph shall survive the termination of this agreement for any reason.

B. This section shall apply to claims against any officer, director, agent or affiliate of either party provided only that such person shall consent to the terms of arbitration contained herein.

XII. CONFIDENTIALITY.

As a result of entering into this agreement the parties might have access to information which the parties regard as confidential and proprietary. The parties agree that neither will, except as reasonably required pursuant to this agreement, use itself, or divulge, furnish, or make accessible to any person any confidential knowledge, knowhow, techniques, or information with respect to the other party unless agreed to in writing by that party.

XIII. MISCELLANEOUS.

A. COVENANT OF FURTHER ASSURANCES. The parties agree to take any further actions and to execute any further documents which may from time to time be necessary or appropriate to carry out the purposes of this agreement.

B. SCOPE OF AGREEMENT. This agreement constitutes the entire understanding of the parties. No undertakings, warranties or representations have been

Tech Associates

made other than as contained herein, and no party shall assert otherwise. This agreement may not be changed or amended orally.

C. CURRENCY. All references to currency in this agreement are to United States Dollars.

D. REVIEW OF AGREEMENT. Each party acknowledges that it has had time to review this agreement and, as desired, consult with counsel. In the interpretation of this agreement, no adverse presumption shall be made against any party on the basis that it has prepared, or participated in the preparation of, this agreement.

E. RATIFICATION BY THE REPORTING COMPANY. The parties will cause the Reporting Company to ratify and accept this agreement so that it constitutes a binding obligation between the Reporting Company and Tech Associates according to its terms.

XIV. EFFECTIVE DATE.

The effective date of this agreement is September 8, 2016.

IN WITNESS WHEREOF, the parties have approved and executed this agreement.

TECH ASSOCIATES INC.

/s/

Richard Chiang
President

Richard Chiang

/s/

Richard Chiang

Dongzhi Zhang

/s/ Dongzhi zhang

Dongzhi Zhang